EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	CONAGRA RED MEAT BUSINESS
	Fiscal Years Ended

	May 28, 2000	May 27, 2001	May 26, 2002

Fixed Charges as defined:
Allocated finance charges	$50,185	$45,868	$55,240
Interest expense	564	1,333	1,084
Capitalized interest	687	627	214
One third of non-cancelable lease rent	5,128	6,094	6,627

Total fixed charges (A)	56,564	53,922	63,165

Earnings as defined:
Pretax income	57,472	104,247	117,953
Add fixed charges	56,564	53,922	63,165
Less capitalized interest	(687)	(627)	(214)

Earnings and fixed charges (B)	$113,349	$157,542	$180,904
Ratio of earnings to fixed charges (B/A)	2.00	2.92	2.86

		115 Days		Thirteen
	Thirteen Weeks	Ended	249 Days	Weeks Ended
	Ended August	September 18,	Ended May 25,	August 24,
	25, 2002	2002	2003	2003

	Predecessor	Predecessor	Successor	Successor
Fixed Charges as defined:
Allocated finance charges	$10,765	$13,604	$—	$—
Interest expense	129	129	48,592	$20,728
Capitalized interest	—	3	109	$48
One third of non-cancelable lease rent	1,590	2,099	3,498	$1,614

Total fixed charges (A)	12,484	15,835	52,199	22,390

Earnings as defined:
Pretax income	34,208	28,018	59,978	53,773
Add fixed charges	12,484	15,835	52,199	22,390
Less capitalized interest	—	(3)	(109)	(48)

Earnings and fixed charges (B)	$46,692	$43,850	$112,068	$76,115
Ratio of earnings to fixed charges (B/A)	3.74	2.77	2.15	3.40